May 15, 2006
Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	SM&A
Form 10-K for the year ended December 31, 2005
Filed February 24, 2006
File No. 0-23585
Dear Mr. Gordon:
     This letter supplements our response letters dated March 20, 2006 and April 21, 2006, to the Staff’s March 7, 2006 comment letter on SM&A’s Form 10-K for the period ending December 31, 2005. We appreciate your comments and have prepared the following responses to satisfy your requests:
     In our second letter we provided our response to Comment #2, in which we set forth the Company’s initial position regarding the accounting treatment of transactions reported in Note 3 to the financial statements for fiscal 2005. We are revising our response to Comment #2 in this letter. In addition, we are filing as Exhibits to this letter memoranda submitted to the Staff on April 19, 2006 and May 8, 2006 that served as agendas for the Company’s telephone conversations with the Staff regarding the accounting for the transactions reported in the above-referenced Note 3. For purposes of submitting the memoranda via EDGAR, we have revised the memoranda to delete references implying they are confidential materials and to remove private telephone numbers.
Comment #2 reads as follows:
Note 3. Related Party Transactions, page F-11
“We note that during 2005 and 2004 you facilitated the exercise of several stock options then repurchased the shares at a discounted cost. Please advise us of your accounting treatment for these transactions, including what consideration you gave to Question 14 of FIN 44.”
Supplemental Response to Comment #2:
     SM&A has reviewed the accounting treatment of the transactions in question. After further review of EITF 00-23 and in particular paragraph 246 thereunder, and taking into account all of the relevant facts and circumstances, SM&A has revised its previous conclusion and

Securities and Exchange Commission

believes that compensation expense should have been recorded for the four transactions reported in Note 3.
     SM&A therefore will restate its Financial Statements for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, and for the years ended December 31, 2004 and December 31, 2005, to properly record the referenced transactions as compensation expense.
     The restated financial statements will be filed with the Commission under a Form 10-K/A for the period ending December 31, 2005.
Supplemental Response to Comment #3
     The Company is filing corrected certifications in the Form 10-K/A referenced in the response to Comment #2..
* * * *
     The disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     If you have any questions regarding the foregoing, please feel free to contact me at (949) 975-1550.
Sincerely,
Steve Handy
Senior Vice President and Chief Financial Officer

cc:	Thomas Waldman, Corporate Counsel, Bingham McCutchen LLP
Chris Abston, Partner, Ernst & Young LLP
Michael Rosenbach, Partner, Ernst & Young LLP

Exhibit — April 19, 2006 memorandum
April 19, 2006
To: Kristi Beshears, Securities and Exchange Commission
From: Steve Handy, Senior Vice President and Chief Financial Officer, SM&A
Re: SEC Comment letter to SM&A, dated March 7, 2006
This is some background material for your review in order to make our telephone conversation scheduled for 1:00 PM EDT more productive. We plan to have myself, Cathy McCarthy, President & COO of SM&A, Bob Untracht, Audit Committee Chairman, SM&A, and Tom Waldman, Corporate Counsel, Bingham McCutchen LLP participate in the call.
Comment #2 from the SEC letter reads as follows:
Note 3. Related Party Transactions, page F-11
“We note that during 2005 and 2004 you facilitated the exercise of several stock options then repurchased the shares at a discounted cost. Please advise us of your accounting treatment for these transactions, including what consideration you gave to Question 14 of FIN 44.”
Question 14 and related Interpretation of FIN 44
Question 14 – How should compensation costs be measured if cash is paid to settle a stock option or (unvested) stock award or to repurchase shares within six months after option exercise or issuance of the repurchased shares?
Interpretation – If cash is paid to the employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance, total compensation cost shall be measured as the sum of:
1.	The intrinsic value of the stock option or award (if any) at the original measurement date

2.	The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.
APPLICABLE LITERATURE
1.	FIN 44 – Accounting for Certain Transactions involving Stock Compensation

2.	EITF 00-23, Issue 48—The Accounting Consequences of Cashless Exercise Affected through a Broker. (Copy is attached.)

3.	Exchange Act Rule 10b-18 – Purchases of Certain Equity Securities by Issuer and Others

4.	APB 25 — Accounting for Stock Issued to Employees
BACKGROUND INFORMATION AND FACTS
•	In May 2004, the Company’s Board of Directors authorized a Share Repurchase Program (the “Plan”) to repurchase up to $7.0 million of the Company’s Common Stock. In April and October 2005, the Company’s Board of Directors authorized an increase of an additional $5.0 million and $8.0 million, respectively, increasing the total authorization to repurchase the Company’s Common Stock to $20.0 million. In January 2006, the Company’s Board of Directors authorized an increase of an additional $10.0 million increasing the total authorization to repurchase the Company’s common stock to $30.0 million. Since the inception of the Plan the Company has repurchased shares from time to time, at prevailing prices, in the open market. The timing and amount of the share repurchases were at the discretion of management and were based on such factors as the stock price, general economic and market conditions, and other factors. The Plan may be suspended or discontinued at any time. Shares repurchased under the Plan are cancelled and retired. As of December 31, 2005, the Company repurchased 1,813,166 shares at a total cost of $14.7 million. The Company intends to continue repurchasing shares in fiscal year 2006. See page F-14 of the Company’s Fiscal Year 2005 10-K filing.

•	Between October 1, 2004 and December 31, 2005, 1,557,006 stock options were exercised. Of these exercises, 701,741 were conducted through cashless exercises. By cashless exercises we mean a transaction where the broker for the individual loaned the funds to the individual necessary to exercise the option while simultaneously executing a trade for all of the option shares on the open market.

•	Of the 701,741 options exercised on a cashless basis, 413,125 were disclosed in the Company’s footnote 3 of the 2005 10-K filing.

•	From the inception of the share buyback program, the Company has purchased blocks of shares in excess of 15,000 shares on the open market, at a discount from market, sixteen times. This includes the four transactions below. The average trading volume from October 1, 2004 to December 31, 2005 was approximately 31,000 shares per day.

•	The Company’s share repurchase program is intended to qualify for the safe harbor under Rule 10b-18. During the entire period the Company designated Roth Capital Partners as its broker for purchases under the program.

•	During 2005 and 2004, three of the Company’s Directors retired and one Officer (the “Respective Individuals”) submitted their resignation. Shortly after these events, the Company’s Board of Directors authorized management to negotiate to purchase the Respective Individuals shares, on the open market if they became available, at a discount from the open market price. These purchases would be conducted in conjunction with the Company’s stock repurchase program (noted above). The transaction history is as follows:
➢	On October 14, 2004, the Company’s Board of Directors authorized the Company’s management to offer to purchase on the open market, if available, under the existing share buyback program, 87,500 shares of SM&A Common

Stock from former Director, Luther Nussbaum, upon exercise of stock options by Mr. Nussbaum. Mr. Nussbaum resigned on July 30, 2004 and his options would have expired unexercised ninety days later. The Board authorized management to negotiate a purchase price per share not to exceed the fair market closing price of the Company’s Common Stock on Thursday October 14, 2004, minus 3.6% or twenty-five cents per share. Mr. Nussbaum exercised his vested options for 87,500 shares on October 15, 2004 via a cashless exercise with an unrelated third party broker, Roth Capital Partners, and SM&A purchased 87,500 available shares on the open market in a block trade on the same date. Mr. Nussbaum was not a Director at the time of the approval or at the time of the execution of the transaction.

➢	On January 24, 2005, the Company’s Board of Directors was informed that John Woodhull, Director, had submitted his resignation, effective January 24, 2005. The Board of Directors authorized management to negotiate a purchase of Mr. Woodhull’s 75,000 shares on the open market, under the existing share buyback program, at the same discount to the market price (3.6%) offered to former Director Luther Nussbaum.[1] Mr. Woodhull exercised his options for 75,000 shares via a cashless exercise with an unrelated third party broker, Roth Capital Partners, on March 4, 2005. SM&A purchased an aggregate of 15,000 of the 75,000 shares offered for purchase on the open market, as the remaining 60,000 shares were sold to another buyer, on the open market, although the Company was also seeking to purchase the shares. Mr. Woodhull was not a Director at the time of the approval or at the time the transaction was executed.

➢	On March 29, 2005, the Company’s Board of Directors was informed that Bennett Beaudry, President and Chief Operating Officer, submitted his resignation, effective April 1, 2005. The Board authorized management to negotiate a purchase of Mr. Beaudry’s 145,625 shares in the open market, under the existing share buyback program, at the same discount to the market price (3.6%) offered to former directors Nussbaum and Woodhull. Mr. Beaudry’s 145,625 vested shares would be acquired upon the exercise of the stock options. Mr. Beaudry exercised his options for 145,625 shares, via a cashless exercise with an unrelated third party broker, Roth Capital Partners, and sold 150,625 shares on the open market. Included in the 150,625 shares were 5,000 shares held by Mr. Beaudry (with a purchase date of November 20, 2004 pursuant to a cashless stock option exercise with a third party broker). On April 20, 2005, an aggregate of 150,625 shares were purchased on the open market by SM&A, at the authorized discount. Mr. Beaudry resigned as of the Board approval date of the transaction (although not

[1]	Per the verbatim minutes of the meeting: “The Board discussed offering to repurchase Mr. Woodhull’s 75,000 shares, which would be acquired upon exercising stock options, at the same discount to the market price (3.6%) offered to former board member Luther Nussbaum, noting that Mr. Woodhull has made no final decision to accept this offer. A motion was made to authorize management to negotiate and complete the purchase of Mr. Woodhull’s shares on the same terms as Mr. Nussbaum’s purchase, seconded and unanimously approved.”

effective until April 1, 2005) and was not an employee at the date the transaction was executed on April 20, 2005.
➢	The Company’s Board of Directors acknowledged the retirement of Mr. Nagy, Director, effective April 12, 2005. The Board authorized management to negotiate the purchase on the open market, under the existing share buyback program, at a discount to the market price (3.6%), of Mr. Nagy’s 230,000 shares, which would be acquired upon the exercise of his vested stock options. On April 20, 2005, Mr. Nagy, utilizing an unrelated third party broker, Roth Capital Partners, exercised an aggregate of 230,000 shares via a cashless exercise. On April 20, 2005, SM&A purchased an aggregate of 200,000 shares on the open market at the negotiated discount. The remaining 30,000 shares were held by Mr. Nagy. Mr. Nagy was not a Director at the time of the approval or at the time the transaction was executed.
•	The Respective Individuals opened their individual accounts at Roth Capital Partners to conduct their cashless exercises. The exercise of all stock options mentioned above were conducted through a cashless exercise, which involved the simultaneous exercise of their option and sale of the shares through a broker (commonly referred to as a “broker-assisted exercise”).

•	The Respective Individuals were fully vested in their options, made valid exercises of the stock options and were the legal owners of all of the option shares (even though they had not paid the exercise price to the Company until the simultaneous sale of the option shares). The Company did not modify their existing stock option plan or agreements for any of the mentioned exercises.

•	Although the discount offer was approved by the Board of Directors, the Company never had a contractual obligation to purchase any shares. The Company could have chosen to end its stock buyback program or limit purchases of shares. The Respective Individuals were not obligated to exercise options, sell shares to the Company as opposed to another party, or accept the Company’s offer to purchase. The Company was seeking to accomplish its goals of its share buyback program by acquiring blocks of shares when available. The Company’s execution of trades and commissions paid were consistent with all other block purchases under its existing share repurchase program.

•	Through the cashless exercise of options, the Respective Individual’s broker placed the option shares on the open market for the period of time between the option exercise and the purchase by the Company or another party. The broker was required to notify all parties whom expressed an interest in purchasing the Company’s Common Stock during the previous ten (10) days, as well as placing the sell order on the open market, that a block trade was taking place, at a discount to market, and shares were available to purchase. In one case, as noted above, the Company was not the only willing buyer.

•	The Company has sought discounts similar to the 3.6% to execute block trades under its share repurchase program. The Company is currently, through its share repurchase program, offering similar discounts to unrelated parties for block purchases.

•	In each case, the Respective Individuals had the full right to decline the offered discount to market and either hold the shares or sell them on the open market. In fact, as stated above, one former Director declined in part the discount offer to purchase shares.

•	The accounting for the stock purchases was a credit to cash and a debit to common stock equity account at the purchase price and was accounted for in the same manner as all of our purchases under our existing share buyback program.

•	Prior to adopting the share repurchase program in May 2004, the Company had not purchased shares directly from employees or Directors.
Discussion
The transactions above were simply opportunities to buy blocks of shares, at a discount from market, on the open market and through a broker, as part of the Company’s ongoing share repurchase program. The Company has probably, through its share buyback program, purchased other shares acquired on option exercises within the six month period identified in question 14 of FIN 44. The Company determined to disclose those transactions involving former Directors and Officers of which it was aware for the purpose of complying with related party transaction disclosure requirements. The Company has no historical or ongoing pattern of settling employee stock options or buying shares directly from employees. The Company’s stock option plan does not include stock appreciation rights or settlement of stock options by share purchase directly between the employee and the Company.
The footnote disclosure, as presented, may infer there was some type of formal agreement between the Company and the respective individuals, for which there was not. To clarify, the Company had an existing share repurchase program in effect in which it was actively purchasing shares on the open market. The Board saw an opportunity wherein the Company could potentially acquire blocks of shares from the Respective Individuals, after their date of resignation and upon the cashless exercise of their options and subsequent intended sale of their shares on the open market. The Board simply provided the Company with an authorized discount it felt would be offered to any party that was selling a block transaction on the open market.
The cashless exercise of options and the subsequent stock purchases were two separate transactions, not the settlement of options for cash. The respective individuals, due to the terms of the stock option plan, are required to exercise their stock options within ninety (90) days of retirement/termination or the stock option expires. In each case, the Interested Party had planned to exercise their shares in order to cover the funds necessary to acquire the shares and pay their related payroll taxes. If the Company would not have known of the impending option exercise, due to the 90 day expiration period, then the interested party would have exercised and sold their shares on the open market, the Company would have been notified of a block sale, negotiated a similar discount, and purchased the shares on the open market through its active Share Repurchase Program.
Neither the Company nor the Respective Individuals were obligated to purchase or sell their shares at the discount offered by the Company. The individuals were exposed to market risk including that the Company would not continue its share buyback program, that the Company would locate a different block of shares on more attractive terms, or that the Company might choose to purchase less than all the available shares. Similarly the Company had no guarantee that the shares would be sold to the Company.
Regarding our share repurchase program, between May 2004 and December 2005, the Company purchased 1,813,166 shares at a total cost of $14,682,901. The transactions above, which are included in these figures, were for 453,125 shares at a total cost of $3,581,766, demonstrating the Company has actively been purchasing shares through its Share Repurchase Program.
Guidance
FASB Interpretation No. 44 – Accounting for Certain Transactions involving Stock Compensation.
FIN 44 does not specifically address former employees who sell their shares in the open market at which time the Company is purchasing shares, if available on the open market, as part of an ongoing share repurchase program. As FIN 44 is focused on modifications to existing option awards to employees before their date of termination; it appears there is no specific guidance within FIN 44.
FIN 44, Questions 9 through 12 and related interpretation, states that a modification to a fixed stock option or award that does not affect the life of the award, the exercise price, or the number of shares to be issued has no accounting consequence. The Company did not make any modifications that renewed or increased the life, reduced the exercise price, or increased the number of shares to be issued. The Company never entered into a contract, written or verbal, obligating it to purchase shares from the Respective Individuals.
FIN 44, Question 14 and related interpretation discusses the accounting if cash is paid to any employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance. The following points need to be taken into consideration in determining whether FIN 44 applies in this case:
•	The Company’s stock-based compensation plan does not require an employer to pay an employee, either on demand or at a particular date, a cash amount based on the increase in the market price of the stock.

•	The market determined the price. The Company offered a block purchase discount in line with similar transactions it was pursuing throughout the buyback period.

•	The Respective Individual had no guarantee that the Company would directly purchase their shares.

•	The Respective Individuals had risk and ownership of their shares prior to selling them on the open market. This is evidenced by the fact that Roth Capital Partners offered the block trade to all eligible purchasers before the Company was permitted to execute its trade. To the extent an individual delayed the option exercise in an attempt to time the market, the individual was at risk that an event would cause the Company to suspend its repurchase program.

•	The Company did not pay the employee directly for the purchase of the shares. All funds were paid to a third party broker who purchased the shares through our active Share Repurchase Program. We believe that each individual would have paid brokerage commissions as did the Company.

•	The Company did not agree to purchase the shares directly from the employee. The Company purchased the shares through an unrelated third party broker who acts as a “Market Maker” and who was the Company’s selected broker for its active share repurchase program. The Company has no historical or ongoing pattern of modifying existing stock option awards or purchasing shares directly from employees.

•	Given the constraints of rule 10b-18, the Company and its broker could not have declined to purchase blocks of shares available on the open market because of a belief the person offering them for sale had exercised stock options.
EITF 00-23, Issue 48 —Accounting Consequence of Executing a Cashless Exercise through a Broker
The Company believes guidance from EITF 00-23, Issue 48—The Accounting Consequences of Cashless Exercise Affected through a Broker, is relevant. The guidance generally does not require the recording of compensation expense if the transactions are conducted through a cashless exercise. In the instances above, which were conducted through the cashless exercise of options, the broker placed the shares on the open market for the period of time between the option exercise and the repurchase by the Company. The broker, as a matter of policy, is required to notify all parties whom expressed an interest in purchasing the Company’s stock during the previous ten (10) days. If no interest is identified, the shares are offered simultaneously to the open market via the ECN network. In one specific instance, the Company was not able to repurchase a former Director’s shares as another party acquired a large portion of the available shares being sold. This demonstrates that the shares were available to the open market.
Under paragraph 246 of Issue 48 of EITF 00-23, the relevant considerations are that the cashless exercises were conducted through an unrelated broker and the Respective Party was exposed to the risk of market fluctuation. This was evident by the transactions above and the normal settlement process for the share repurchase was used.
CONCLUSION
The Company accounted for the transactions as block trades under its existing share repurchase program. The stock options were accounted for as non-compensatory under APB 25 for which no prior compensation expense has been recorded.

Exhibit — May 8, 2006 Memorandum

Memorandum

Direct Phone: (213) 229-8434
Direct Fax: (213) 680-6499
tom.waldman@bingham.com

DATE:	May 8, 2006

TO:	Kristi Beshears
U.S. Securities & Exchange Commission

FROM:	Thomas A. Waldman

RE:	Discussion Points for Conference Call regarding SM&A, footnote 3 to Form 10-K for the period ending December 31, 2005
The conference call is scheduled for 1:30 pm eastern, 10:30 am pacific on Tuesday, May 9, 2006.
Dial-in information is as follows: [intentionally omitted]
     AGENDA
1.	Four former employees/directors of SM&A sold shares through Roth Capital and on the same day SM&A repurchased the shares through Roth Capital. What is the Staff’s view of the accounting treatment for these transactions when considering the last sentence of paragraph 246 in EITF 00-23, which reads as follows:

“If the employer acquires the shares from the broker before the broker has been exposed to the risk of price fluctuations for at least a normal settlement period, the transaction is deemed to be a cash settlement of the stock options by the grantor for which recognition of compensation is required.”

2.	What is the Staff’s view of the accounting for the aforementioned matter considering the fact that SM&A’s Board of Directors specifically authorized the repurchase of the shares from the four former employees/directors?

3.	The Company also considered the following factors material in its analysis of whether the former employee/directors were exposed to sufficient market risk such that the treatment of the transactions should be non-compensatory:
•	The Board had authorized and management was implementing a 10b-18 stock buyback plan, through Roth Capital, and made numerous other block purchases without identifying the Seller.

•	The Company had no contractual obligation, or right, to purchase the shares offered by the employee.

•	The former employee had full discretion as to whether to accept the Company’s offer to purchase at a discount from market, and chose the date of the option exercise, and whether or not to exercise all vested options.

•	In each case the broker, Roth Capital, as a matter of policy, was required to notify all parties whom expressed an interest in purchasing the Company’s stock during the previous ten (10) days. If no interest was identified, the shares were offered simultaneously to the open market via the ECN network. In one case the Company only purchased 20% of the shares it offered to acquire, with the rest going to other interested buyers.
cc: Cathy McCarthy - SM&A
Steve Handy - SM&A
Robert Untracht - SM&A
Chris Abston - Ernst & Young, LLP
Carlo Pippolo - Ernst & Young, LLP
Abdul Lakhani - Ernst & Young, LLP